
07003666

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAYSHORE PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 E. Las Olas Boulevard, Suite #1720
(No. and Street)

Fort Lauderdale, (City) Florida (State) 33301 (Zip Code)

PROCESSED
MAR 2 0 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Turner (954) 358-5800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLP
(Name – *if individual, state last, first, middle name*)

301 E. Las Olas Boulevard, 5th Floor, Fort Lauderdale, FL 33301
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH. D.C.
202
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAYSHORE PARTNERS, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
STATE OF FLORIDA
JANICE P. HAYES
MY COMMISSION # DD 274062
EXPIRES: January 30, 2008
1-800-3-NOTARY
FL Notary Discount Assoc. Co.

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

BAYSHORE PARTNERS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

BAYSHORE PARTNERS, LLC

TABLE OF CONTENTS:

MORRISON, BROWN, ARGIZ & FARRA, LLP
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Bayshore Partners, LLC

We have audited the accompanying statements of financial condition of Bayshore Partners, LLC (the "Company") as of December 31, 2006 and 2005, and the related statements of income, changes in members' equity, and cash flows for the years ended December 31, 2006 and 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bayshore Partners, LLC at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
February 28, 2007

www.mbafcpa.com

1001 Brickell Bay Drive, 9th floor
Miami, Florida 33131
Tel: 305-373-5500 Fax: 305-373-0056

301 East Las Olas Blvd., 5th floor
Ft. Lauderdale, Florida 33301
Tel: 954-760-9000 Fax: 954-760-4465

1113 Spruce Street, Suite 502
Boulder, Colorado 80302
Tel: 303-381-2550 Fax: 303-381-2551

BAYSHORE PARTNERS, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31,

ASSETS	2006	2005
CURRENT ASSETS		
Cash	$ 46,765	$ 16,523
Accounts receivable	51,332	-
Prepaid expenses	18,504	12,382
	$ 116,601	$ 28,905

LIABILITIES AND MEMBERS' EQUITY		
CUSTOMER PREPAYMENT	$ -	$ 8,000
ACCRUED EXPENSES	13,000	-
COMMITMENTS AND CONTINGENCIES		
MEMBERS' EQUITY	103,601	20,905
	$ 116,601	$ 28,905

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
ADVISORY FEE INCOME	$ 987,405	$ 70,209
EXPENSES		
Overhead reimbursement – related party	842,667	30,282
Professional fees	45,411	25,663
Regulatory expenses	15,232	9,057
Miscellaneous expense (income)	1,399	(53)
	904,709	64,949
NET INCOME	$ 82,696	$ 5,260

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

MEMBERS' EQUITY – DECEMBER 31, 2004	$	12,905
CONTRIBUTIONS FROM MEMBERS		2,740
NET INCOME		5,260
MEMBERS' EQUITY – DECEMBER 31, 2005		20,905
NET INCOME		82,696
MEMBERS' EQUITY – DECEMBER 31, 2006	**$**	**103,601**

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 82,696	$ 5,260
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	(51,332)	-
Prepaid expenses	(6,122)	(12,382)
Accrued expenses	13,000	-
Customer prepayment	(8,000)	8,000
TOTAL ADJUSTMENTS	(52,454)	(4,382)
NET CASH PROVIDED BY OPERATING ACTIVITIES	30,242	878
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from Members	-	2,740
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	2,740
NET INCREASE IN CASH	30,242	3,618
CASH - BEGINNING OF YEAR	16,523	12,905
CASH - END OF YEAR	$ 46,765	$ 16,523

The accompanying notes are an integral part of these financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

Concentration of Credit Risk

Advisory fee income from the Company's largest customer accounted for approximately 32% and 72% of total income for the years ended December 31, 2006 and 2005, respectively.

Recently Issued Accounting Pronouncements

Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which supersedes Accounting Principles Board ("APB") Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 changes the requirements for the accounting for and reporting of changes in accounting principles. The statement requires the retroactive application to prior periods' financial statements of changes in accounting principles, unless it is impracticable to determine either the period specific effects or the cumulative effect of the change. SFAS 154 does not change the guidance for reporting the correction of an error in previously issued financial statements or the change in an accounting estimate. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on the Company's results of operations and financial condition.

Fair Value Measures

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and provides for additional fair value disclosures. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods. Management believes that the adoption of SFAS No. 157 will not have an effect on the Company's financial statements.

NOTE 3. NET CAPITAL REQUIREMENT

The Company obtained licensure from the SEC and NASD to operate as a registered broker/dealer in securities in October 2004. As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2006, the Company's "Net Capital" was $33,765 and the "Required Net Capital" was $5,000. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 0.39 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company is party to a Services Agreement with a company under common ownership effective August 2005. Under this agreement, the Company reimburses the related company for overhead and salaries for shared personnel at the stated rate of $12,000 per month for August 2005 through May 2006; $21,000 per month for June 2006 through September 2006; and $53,000 per month starting in October 2006. Effective June 19, 2006, the Services Agreement was amended to include that additional service fees are payable by the Company to the related party based on 85% of the monthly adjusted net operating income, as defined. For the year ended December 31, 2006, these additional service fees amounted to approximately $540,000 and are included in the overhead reimbursement - related party expense in the accompanying statements of income. The services agreement is effective through July 2007.

Included in the accompanying statements of financial condition is a prepayment in the amount of $18,504 relating to this services agreement as of December 31, 2006. No balance was due the related company as of December 31, 2006.

ACCOMPANYING INFORMATION

BAYSHORE PARTNERS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

CREDITS	
Members' equity	$ 103,601
DEBITS	
Accounts receivable	51,332
Prepaid expenses	18,504
TOTAL DEBITS	69,836
NET CAPITAL	33,765
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $13,000 FOR 2006 OR $5,000, WHICHEVER IS GREATER	5,000
EXCESS NET CAPITAL	$ 28,765
Excess Net Capital @ 1,000%	$ 32,465
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.39 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 13,000

BAYSHORE PARTNERS, LLC

SCHEDULE II

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART IIA FILING AS OF DECEMBER 31, 2006

NET CAPITAL PER COMPUTATION, ON PAGE 10	$	33,765
Audit adjustments:		
Accrued expenses		13,000
Overhead reimbursement		46,496
Difference in unallowable assets		(46,496)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$	46,765

SCHEDULE III

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2006

Bayshore Partners, LLC is exempt from Rule 15c3-3 under (k)(2)(i) because a special account is to be maintained for the exclusive benefit of customers. During 2006 the Company did not provide services to warrant the maintenance of such account.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15C3-3

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Members
Bayshore Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Bayshore Partners, LLC (the "Company") for the years ended December 31, 2006 and 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005 to meet the SEC's objectives, except as noted above.

This report is intended solely for the information and use of the Members, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra, LLP

Fort Lauderdale, Florida
February 28, 2007

END